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MIA1\CORPSEC\186882.1
18928/0001 2/4/00 1:10 PM
U.S. Securities And Exchange Commission

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURUSANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

   The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: Corporate  Renaissance  Group, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1185  Avenue of the  Americas, 18th Floor, New York, New York 10036

Telephone Number (including area code):  212-730-2000

File Number under the Securities Exchange Act of 1934:  05723210

   In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

A. The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

B. The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

C. The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

D. The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company's new business. Give the date of the shareholders' or partners' meeting and the number of votes in favor of and opposed to the change.

On December 1, 1999, a special meeting of the shareholders of Corporate Renaissance Group, Inc. (the "Company") was held in which the shareholders of the Company approved a Plan of Liquidation and Dissolution of the Company (the "Plan"). Pursuant to the Plan, following the liquidation and the initial distribution of the cash assets of the Company, the balance of the Company's assets subject to certain reserves will be transferred to a liquidating trust (the "Liquidating Trust"). Concurrently with the liquidation and the initial distribution, the Company will delist its shares from the Nasdaq Stock Exchange, cease to file periodic reports with the Securities and Exchange Commission and file a Certificate of Dissolution with the Delaware Secretary of State. The date of liquidation and initial distribution shall be February 15, 2000. The shareholders of the Company, following the distribution, will be entitled to units of the Liquidating Trust in equal proportion to their holdings in the Company. The Liquidating Trust will dispose of the balance of the assets and will make one or more additional liquidating distributions to the shareholders.

At the shareholders meeting, holders of shares totaling 343,533 shares of common stock the Company voted in favor of the Plan, holders of shares of common stock the Company totaling 1,200 shares of the Company abstained, no holders of shares of common stock of the Company voted against the Plan and holders of 314,017 of the remaining 658,750 issued and outstanding shares of common stock the Company did not vote.

E. The company has filed a notice of registration under section 8 of the Act. State the filing date of the company's notice of registration (Form N-
8A) under the Act.

F. Other. Explain the circumstances surrounding the withdrawal of election.


SIGNATURE

Form of signature:

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York and state of New York on the 15th day of February, 2000.

[SEAL]
                              Signature      /s/ Martin D. Sass
                                   By:       Martin D. Sass
                                             Chairman of the Board and
                                             Chief Executive Officer
                                                       (Title)
Attest: /s/ Martin E. Winter
(Name) Martin E. Winter,
(Title) Secretary/Treasurer